Via EDGAR

December 16, 2016

Mr. Stephen Krikorian

Office of Information Technologies and Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Nielsen Holdings plc
Form 8-K
Furnished October 25, 2016
File No. 001-35042

Dear Mr. Krikorian:

On behalf of Nielsen Holdings plc (“Nielsen” or the “Company”), we are responding to your comment letter dated December 14, 2016, to Mitch Barns, Chief Executive Officer of Nielsen Holdings plc. For ease of reference, we have repeated the Staff’s comment in italics text preceding our response. Any capitalized terms used in this letter but not defined have the meanings given to such terms in the above-referenced filings.

Form 8-K furnished on October 25, 2016

1.	We note that you adjust the income tax provision to reflect the cash taxes paid during the period in your calculation of Adjusted Net Income and Adjusted Net Income per Share. Your income tax provision adjustment is inconsistent with Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response: The Company advises the Staff that we have reviewed Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. We will incorporate any necessary changes in the presentation of Adjusted Net Income and Adjusted Net Income per Share into the Company’s next earnings release in February 2017 and thereafter.

Please do not hesitate to contact Jeffrey R. Charlton at 203-563-3138 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Jamere Jackson

Jamere Jackson

Chief Financial Officer

cc:	Joseph H. Kaufman
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017